Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

November 16, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 6 to Registration Statement on Form F-1 Submitted October 27, 2022 CIK No. 0001825875 File No. 333-262292

Dear Mr. Jones:

This letter is in response to your letter on November 15, 2022 in which you provided a comment to the Amendment No. 6 to Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on October 27, 2022. On the date hereof, the Company has submitted an Amendment No. 7 to the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 6 to Registration Statement on Form F-1 filed October 27, 2022

Risk Factors, page 22

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. To the extent this is a material risk for an investor in this offering, please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE:  We respectfully advise the Staff that we have included a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly, and stated that such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, and make it difficult for prospective investors to assess the rapidly changing value of our ordinary shares on page 54 under “Risk Factors – Risks Related to this Offering and our Ordinary Shares – We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer